Exhibit (a)(1)(CCC)

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF NEW YORK

ELAN CORPORATION, PLC,
Plaintiff,	Case No. 13-cv-

v.

RP MANAGEMENT, LLC, ECHO PHARMA ACQUISITION LIMITED, RPI US PARTNERS, LP, RPI US PARTNERS II, LP, RPI INTERNATIONAL PARTNERS, LP and RPI INTERNATIONAL PARTNERS II, LP,

Defendants.

COMPLAINT

Plaintiff Elan Corporation, plc (“Elan” or the “Company’’), by its undersigned counsel, for its Complaint against defendants RP Management, LLC (“RP Management”), Echo Pharma Acquisition Limited (“Echo Pharma”), RPI US Partners, LP, RPI US Partners II, LP, RPI International Partners, LP and RPI International Partners II, LP (collectively, the “Feeder Funds,” and together with RP Management and Echo Pharma, “Royalty Pharma”), alleges on knowledge as to itself and upon information and belief as to all other matters as follows:

NATURE OF THE ACTION

1.           Elan seeks declaratory and injunctive relief to prevent Royalty Pharma from proceeding with a coercive tender offer for Elan, an Irish pharmaceutical company, on the basis of materially incomplete offering documents, in violation of section 14(d) of the Securities Exchange Act of 1934 (the “1934 Act”).  Royalty Pharma initially sought, and still claims to seek, to acquire all of the ordinary shares of Elan, more than 81 per cent of which trade through

American Depository Shares (“ADSs”) on the New York Stock Exchange (“NYSE”).  On May 23, 2013, however, Royalty Pharma amended its offer to provide that it will close its tender offer and purchase the tendered shares so long as a bare majority of the shares are tendered (subject to satisfaction or waiver of other conditions).  Thus, Royalty Pharma’s tender offer now seeks control of Elan, but could leave shareholders holding nearly half of Elan’s outstanding ordinary shares as minority shareholders in a company controlled by Royalty Pharma, a secretive hedge fund that specializes in investing in pharmaceutical royalty streams for an undisclosed group of investors.

2.           Despite the fact that Elan’s shareholders now face the prospect of becoming minority partners with Royalty Pharma, Royalty Pharma’s tender offer Schedule TO provides little or no meaningful disclosure concerning who effectively owns and controls Royalty Pharma, who Royalty Pharma will place on Elan’s Board of Directors (the “Board”) and in its management, how Royalty Pharma plans to manage Elan if it obtains majority control, or what if any steps Royalty Pharma could take to pay off the significant acquisition financing Royalty Pharma is taking on in connection with its tender offer.  Nor does Royalty Pharma disclose whether and to what extent it plans to sell or encumber Elan’s assets.

3.           Rather, Royalty Pharma’s disclosures continue to focus on its hope that it will be able to acquire 90 per cent or more of Elan’s shares, enough under Irish law to squeeze out Elan’s remaining shareholders.  With respect to the prospect of acquiring a bare majority, Royalty Pharma incredibly claims that it has not yet formulated a plan for the company that it has ardently pursued for at least seven months and seeks to acquire through a $6.4 billion hostile takeover.  Plainly, Royalty Pharma’s disclosures are materially inadequate and deny Elan’s shareholders the opportunity to properly evaluate its tender offer with the benefit of all material information required by law.  Without the Court’s intervention, Royalty Pharma stands ready to take advantage of the confusion created by its deficient tender offer documents and acquire majority control of Elan at the unfair and unacceptable price of $12.50 per share, a price well below the $15.50 - $20.80 per share value of just Elan’s interest in the royalties from Tysabri, one of Elan’s drugs and Elan’s net cash on hand.

4.           Beginning in October 2012, Royalty Pharma made a series of unsolicited expressions of interest and offers to acquire Elan.  Elan’s Board consistently, unanimously and without reservation rejected each of them.

5.           On February 25, 2013, Royalty Pharma issued a public announcement to make an indicative and heavily conditional offer to acquire Elan at the price of $11.00 per share (the “Possible Offer”).  The Possible Offer represented an unacceptably low premium of only 3.8 per cent per share over the closing price of Elan’s shares on the NYSE on February 22, 2013, the last trading day prior to the announcement of the Possible Offer.  Due to, inter alia, the heavily conditional nature of the indication of interest, the Company did not view the Possible Offer as a credible offer.

6.           On April 15, 2013, Royalty Pharma announced the terms of a “firm offer” for the entire issued and to be issued share capital of Elan (the “Initial Offer”).  The price of the proposed tender offer, which depended on the results of a share repurchase program previously commenced by Elan as a modified Dutch Auction self-tender offer (the “Dutch Auction”), was in a range of $10.00 to $11.00 per share.  The Initial Offer also provided for a “net cash right” of between $0.00 and $1.00 per share determined pursuant to calculations based on the amount of Elan's net cash.  Though slightly higher than the Possible Offer, the Initial Offer still represented an unacceptable premium of only 13.2 per cent per share over the closing price of Elan’s shares on the NYSE on February 22, 2013.

7.            On April 22, 2013, the Board, with the assistance of its executive management team and its external financial and legal advisors, issued a statement recommending that Elan’s shareholders reject the Initial Offer because it grossly undervalued the Company.  According to Robert A.  Ingram, Chairman of Elan, “The offer from Royalty Pharma grossly undervalues Elan’s current business platform and our future prospects.”

8.           On May 2, 2013, Royalty Pharma formally issued a modified, but still heavily conditional tender offer (the “Tender Offer”) by filing a Schedule TO (the “Schedule TO”) with the U.S. Securities and Exchange Commission (the “SEC”).  The Tender Offer effectively valued each share of Elan at $10.25 in cash; plus one net cash right per share with a value ranging from a minimum of $0.00 to a maximum of $1.00.  The Tender Offer purported to provide Elan’s shareholders with a lowball premium of just 6.1 per cent per share over the closing price of Elan’s shares on the NYSE on February 22, 2013.

9.           The Tender Offer was subject to a minimum acceptance condition pursuant to which the Tender Offer could not be completed, and tendered shares would not be accepted, unless at least 90 per cent of the outstanding shares of Elan (including shares in the form of ADSs) were tendered (the “Acceptance Condition”).

10.           The Schedule TO explained that with control over 75 per cent of the outstanding shares of Elan, Royalty Pharma intended to, as soon as practicable, delist the Company and take the Company private.  In addition, with at least 90 per cent of the outstanding shares of Elan, Royalty Pharma disclosed that it intended to squeeze out the remaining shareholders pursuant to Regulation 23 of the Irish Takeover Regulations.  Thus, the Tender Offer contemplated that Royalty Pharma would acquire sufficient shares to permit it to squeeze out any non-tendering shareholders and take control of Elan.

11.           On May 15, 2013, Elan published a letter from its Board to the shareholders, as part of the solicitation/recommendation statement on Schedule 14D-9 that it filed with the SEC, recommending that the shareholders reject the Tender Offer because, inter alia, it undervalued the Company, was highly confusing, and Royalty Pharma’s disclosed intention to take the Company private would forever deprive the shareholders of the value created by the Company’s opportunities and strategic transactions, which, instead, would be siphoned to the shadowy and undisclosed limited partners of Royalty Pharma.

12.           On May 20, 2013, Royalty Pharma announced that it was making a revised proposal to acquire Elan’s outstanding shares (including shares in the form of ADSs) for a price of $12.50 per share.  On May 23, 2013, Royalty Pharma filed a revised Schedule TO with the SEC (the “Amended Schedule TO”) setting forth the terms of a still heavily conditional revised tender offer (the “Revised Tender Offer”).  See Ex. A.  On the date of the filing, the Revised Tender Offer purported to provide Elan’s shareholders with a premium of only 17.9 per cent over the closing price of Elan’s shares on the NYSE on February 22, 2013 (and a premium of just 7 per cent over the closing price of Elan’s shares on the NYSE on May 17, 2013).

13.           Critically, the Amended Schedule TO disclosed that Royalty Pharma had now committed to “waive-down” the Acceptance Condition from 90 per cent to 50 per cent plus one of the outstanding shares (including shares in the form of ADSs).  The Revised Tender Offer’s 50 per cent plus one acceptance condition (the “Bare Majority Acceptance Condition”) permits Royalty Pharma to become a majority shareholder of a still publicly traded Elan.  Under Irish law, Royalty Pharma would control Elan but would be restricted from delisting it or squeezing out the remaining shareholders.  Thus, Royalty Pharma, a private hedge fund, would become the majority owner of Elan and Elan’s public shareholders would become minority investors in a company controlled and managed by Royalty Pharma.  The post acquisition Elan would operate under the controlling hand of Royalty Pharma which could – and intends to – replace Elan’s Board with Royalty Pharma’s selections (but does not disclose with whom, much less their backgrounds) and would have few if any limits on its power to manage Elan for its own benefit.

14.           The Amended Schedule TO is devoid of any meaningful detail concerning Royalty Pharma’s plan for the Company’s strategy, management, and assets and rests on the implausible assertion that Royalty Pharma has yet to formulate any such plan.  While the Tender Offer, premised on a 90 per cent Acceptance Condition, disclosed Royalty Pharma’s plans to use its overwhelming control to immediately delist the Company and squeeze out the minority shareholders, the Revised Tender Offer, potentially premised on a 50 per cent plus one Bare Majority Acceptance Condition, does not indicate what Royalty Pharma plans to do.  Among other things, the Amended Schedule TO impermissibly fails to disclose:

•	Royalty Pharma’s strategic plan for the Company, its management and its assets;

•
Whether Royalty Pharma will take steps, such as share repurchase programs, to allow it to initiate a program of compulsory acquisition of outstanding Elan shares, the delisting and cancelation of trading of the Company’s shares (and ADSs) on the Irish Stock Exchange and the NYSE, de-registration of the Elan ADSs under the Exchange Act, and the re-registration of the Company as a private company under the laws of Ireland;

•	The timing and size of the dividend that Royalty Pharma would have the power to cause to be issued to repay a nearly $2 billion bridge loan (as described in more detail below);

•	Whether Royalty Pharma has any other plans to cause Elan to make dividends, or to terminate or alter previously announced dividend policies, and at what time and size;

•	Whether Royalty Pharma has any plans or designs to sell Elan’s assets or take on additional debt, to repay the bridge loan or otherwise;

•	That the Feeder Funds that control Echo Pharma, are themselves under the control of RP Management, and are members of the bidding group;

•
Meaningful information regarding Royalty Pharma’s corporate structure and sources of capital, including the limited partners and structure of the Feeder Funds and whether the Feeder Funds invest into a muster fund; and

•
Who and which entity would control and act as the majority owner of Elan as a public company, who will be placed by Royalty Pharma on Elan’s Board and in its management, and their respective backgrounds and qualifications, if any, to direct and manage Elan.

15.           By failing to include and misrepresenting this basic and material information, Royalty Pharma has ensured that the shareholders of Elan are unable to make an informed and knowledgeable decision on the Revised Tender Offer.

16.           On May 23, 2013, the Board unanimously and without reservation rejected the Revised Tender Offer.

17.           Nonetheless, in the midst of the confusion created by Royalty Pharma’s materially inadequate Amended Schedule TO, Elan’s shareholders now face a rapidly approaching deadline of June 6, 2013 to determine whether to tender their shares.  Because of Royalty Pharma’s failure to disclose all material information as required by law, Elan’s shareholders lack clear and accurate information about Royalty Pharma’s intentions and the true value of Elan’s shares.  Royalty Pharma’s material misrepresentations and omissions are particularly problematic because Elan’s shareholders who do not tender their shares may find themselves trapped in a company under Royalty Pharma’s control:  (i) with an uncertain and undisclosed business plan and no information about the background or qualifications of the directors and managers Royalty Pharma plans to install; (ii) with the substantial risk that Royalty Pharma will use its control of Elan to strip it of assets or bury it in debt and use the money to fund dividends to itself so that it can repay the billions of dollars that it borrowed to acquire Elan, and (iii) that may or may not be headed towards delisting and deregistration from publicly traded exchanges.  The effect of this uncertainty is to coerce Elan’s shareholders to accept Royalty Pharma’s inadequate offering price rather than wait to determine the undisclosed consequences of Royalty Pharma’s taking control of Elan.

18.           Royalty Pharma seeks to opportunistically short-circuit the Company’s strategic plan for growth and return of capital to shareholders through a materially deficient tender offer process that will deliver the Company to Royalty Pharma at a grossly undervalued price.  Royalty Pharma should not be granted an unfair advantage in its efforts to acquire the Company, but rather must be subject to the same rules applicable to all hostile bidders under the federal securities laws.  Elan’s shareholders have the right to consider Royalty Pharma’s inadequate takeover proposal with the benefit of all necessary material information as required by law.

19.           Unless promptly enjoined, Royalty Pharma’s material misrepresentations and omissions will deny Elan’s shareholders the opportunity to properly and meaningfully evaluate Royalty Pharma’s lowball Revised Tender Offer, and deliver the Company into Royalty Pharma’s hands at an unfair and inadequate price.

THE PARTIES

20.           Plaintiff Elan is a public limited company organized under the laws of Ireland and is headquartered in Dublin, Ireland.  Elan’s registered office and principal executive offices are located at Treasury Building, Lower Grand Canal Street, Dublin 2, Ireland.  Elan also has offices in Cambridge, Massachusetts and Switzerland.

21.           Elan is a global company, primarily engaged in the biotechnology business and is committed to making a difference in the lives of patients and their families by dedicating itself to bringing innovations in science to fill significant unmet medical needs that continue to exist around the world.  Elan’s employees worldwide engage in research and development activities as well as in functions related to selling, marketing, and administration.

22.           Elan’s shares are listed on the Irish Stock Exchange and on the NYSE in the form of ADSs.  As of May 31, 2013, there were 511,082,520 shares of Elan issued and outstanding.  Approximately 81 per cent of Elan’s shares are held in the form of ADSs that are traded on the NYSE.  Approximately 60 per cent of outstanding shares and shares in the form of ADSs are owned by holders in the United States.

23.           Defendant RP Management is a limited liability company incorporated under the laws of Delaware with its main office at 110 East 59th Street, Suite 3300, New York, New York 10022.  According to the Schedule TO, RP Management, founded in 1996, is an investment manager to “entities that invest in royalty interests,” including the Defendant Feeder Funds that are the indirect owners of Echo Pharma.  Pablo Legorreta is the Chief Executive Officer, managing member, director and sole beneficial owner of RP Management.

24.           Defendant Echo Pharma is a private limited company incorporated under the laws of Ireland with its registered office at 70 Sir John Rogerson’s Quay, Dublin 2, Ireland.  The principal business address of Echo Pharma is 110 E. 59th Street, 33rd Floor, New York, New York 10022.  According to the Schedule TO, Echo Pharma was newly incorporated as an affiliate of RP Management specifically for the purpose of making the Tender Offer.  Echo Pharma does not appear to have any substantive operations or assets.

25.           Defendants RPI US Partners, LP and RPI US Partners II, LP are limited partnerships established in the state of Delaware with a business address at 110 East 59th Street, Suite 3300, New York, New York 10022.  Defendants RPI International Partners, LP and RPI International Partners II, LP are limited partnerships established in the Cayman Islands with a registered office at 190 Elgin Avenue, George Town, Cayman Islands and a business address of

110 E. 59th Street, 33rd Floor, New York, New York 10022.  The Feeder Funds are the ultimate, indirect owners of Echo Pharma and control Echo Pharma.  RP Management acts as investment manager to and controls the Feeder Funds.  Royalty Pharma has provided little information regarding the Feeder Funds, including their limited partners (i.e., their source of capital), how they are structured and operated, and whether the Feeder Funds invest in a master fund.

26.           Royalty Pharma operates through a complex web of domestic and offshore limited partnerships. See Ex. B.  This opaque capital structure has the effect of concealing Royalty Pharma’s true ownership, permitting Royalty Pharma and its investors to avoid unwanted scrutiny.  Indeed, upon information and belief, Royalty Pharma’s investors appear to include foreign entities with other undisclosed ties to Royalty Pharma.  For example, upon information and belief, Interbank, a Peruvian bank, invested $140 million in two of Royalty Pharma’s offshore hedge funds at the same time that Carlos Rodriguez Pastor, Chairman of the Board and former CEO of Interbank, and Chairman of the Board of Interbank’s parent, Intergroup Financial Services Corp., served as a director of Royalty Pharma.  Upon information and belief, this potential conflict of interest was never publicly disclosed to Interbank’s depositors or Intergroup’s shareholders.

JURISDICTION AND VENUE

27.           This action arises under Section 14(d) of the Securities and Exchange Act of 1934 (the “Exchange Act”), 15 U.S.C. § 78n(d), and rules and regulations promulgated thereunder, including 17 C.F.R. § 229.1006, et seq.

28.           Jurisdiction over the subject matter is based on 28 U.S.C. § 1331 and Section 27 of the Exchange Act, as amended, 15 U.S.C. § 78aa.

29.           Venue in this district is proper pursuant to Section 27 of the Exchange Act, as amended, 15 U.S.C. § 78aa, and 28 U.S.C. § 1391.

FACTUAL BACKGROUND

Royalty Pharma Begins Its Pursuit Of Elan

30.           Beginning in mid-2012, Royalty Pharma began to pursue Elan.  In this regard, on September 6, 2012, at Royalty Pharma’s request, Elan’s CEO, Mr. Kelly Martin, met with Royalty Pharma’s CEO, Mr. Legorreta, to discuss possible product-specific and financing opportunities.  At this meeting, Mr. Legorreta expressed interest in the income that Elan received from Tysabri, as Royalty Pharma needed a way to pay a return to their limited partners.  Mr. Legorreta also suggested the possibility that Elan could acquire Royalty Pharma.

31.           On October 11, 2012, Mr. Legorreta, Mario Giuliani, a limited partner of Royalty Pharma, and other members of Royalty Pharma’s management held a meeting in New York with Elan’s management at Royalty Pharma’s request.  To the surprise of the Elan attendees, Mr. Legorreta reversed course and stated that Royalty Pharma did not want to pursue an Elan acquisition of Royalty Pharma – the presumed subject of the meeting – but, rather, was interested in buying Elan and taking it private.  Mr. Legorreta told the Elan attendees that an advantage to being a private entity was that there is no visibility or transparency into how the Company is managed.  Mr. Legorreta also warned Elan not to continue to pursue its ongoing efforts to sell its interests in Tysabri.

32.           On October 12, 2012, Mr. Martin returned a call from Mr. Legorreta.  Mr. Legorreta stated that Royalty Pharma wanted to get more involved with buying companies and unlocking value and that Elan’s skill set would fit perfectly with those plans.  Mr. Legorreta also again warned Mr. Martin not to pursue any sale of Tysabri to Elan’s partner in Tysabri, Biogen Idec.

33.           On December 7, 2012, at a scheduled meeting of the Elan Board of Directors, Mr. Ingram and Mr. Martin reported on the discussions between Elan and Royalty Pharma.  After full discussion, consideration and deliberation, the Board determined at that meeting that it was not interested in pursuing a transaction in which Elan was acquired and taken private by Royalty Pharma.  The Board remained open to the possibility, should one arise, of acquiring Royalty Pharma as originally discussed in September 2012.

34.           On December 9, 2012, Mr. Martin informed Mr. Legorreta that Royalty Pharma’s interest in taking Elan private was discussed with the full Board of Directors and that the Board was not interested.  Further, Mr. Martin indicated that, should the opportunity arise, the Board of Elan, as well as Elan’s management, would be open to continuing any discussion that might involve Royalty Pharma becoming part of Elan.

35.           On December 17, 2012, Mr. Martin met with Mr. Legorreta and the General Counsel of Royalty Pharma at Royalty Pharma’s request.  Mr. Martin reiterated that Elan was not interested in being acquired by Royalty Pharma.  Mr. Legorreta indicated that he thought Elan as a private company and the existing royalty arrangement for Tysabri would be attractive to the Royalty Pharma limited partners.

36.           On February 6, 2013, Elan announced an agreement to sell its interest in the intellectual property and other assets related to the development, manufacturing and commercialization of Tysabri to Biogen Idec, in exchange for consideration consisting of $3.25 billion and an ongoing interest in the royalties generated by the worldwide net sales of Tysabri.  Specifically, Elan received a 12 per cent royalty on worldwide net sales of Tysabri for the first twelve months, and thereafter 18 per cent of worldwide net sales up to $2 billion and 25 per cent of worldwide net sales above $2 billion.

37.           On February 22, 2013, Elan announced that, as a result of the proceeds of the Tysabri transaction, the Company planned to return $1 billion to its shareholders as part of a share repurchase program, refinance $600 million in debt, and focus on further strategic transactions.

Royalty Pharma Announces Its Inadequate Possible Offer

38.           At the request of Royalty Pharma, on February 20, 2013, Mr. Legorreta and the General Counsel of Royalty Pharma met with Mr. Ingram and John Given, Elan’s theninterim General Counsel.  At that meeting, Royalty Pharma presented an indicative proposal to acquire the entire issued and to be issued share capital of Elan.

39.           On the same day, Mr. Legorreta sent a letter to the full Elan Board setting forth the details of an indication of interest to be made by Royalty Pharma to Elan’s shareholders to acquire the entire issued and to be issued share capital of Elan.  Subject to a significant number of preconditions, Royalty Pharma indicated that it was prepared to possibly offer $6.622 billion in cash for all of the issued and to be issued share capital of Elan, representing an offer of $11.00 per share.  This indicative offer, later publicly disclosed on February 25, 2013 as the Possible Offer, represented a premium of only 3.8 per cent per share over the closing price for Elan’s shares on the NYSE on February 22, 2013, the last trading day before the public announcement.

40.           The Possible Offer was subject to a number of significant and unacceptable preconditions, including, inter alia, that (i) Elan engage in no acquisitions, dispositions, restructuring activities, debt refinancing, stock buybacks or other extraordinary transactions apart from the Tysabri transaction, (ii) the Tysabri transaction shall have closed and the terms not have been amended in any material respect, (iii) the unanimous recommendation of the proposed offer by the Board and the undertaking by each of the directors to accept and vote in favor of the Possible Offer, and (iv) the entry of an expense reimbursement agreement.  Royalty Pharma also reserved the right to reduce the Possible Offer if Elan paid a dividend to its shareholders or engaged in any “extraordinary transaction,” such as an acquisition, in-licensing or debt refinancing.

41.           The Company viewed the Possible Offer as a highly opportunistic and cynical attempt to deprive Elan’s shareholders of their right to realize the full value of the Tysabri transaction prior to its closing.  Due to, inter alia, the heavily conditional nature of the indication of interest, the Company did not consider the Possible Offer to be credible.

42.           Five days later, on February 25, 2013, Royalty Pharma publicly announced its interest in pursuing a possible acquisition of Elan, as required by Rule 2.4 of the Irish Takeover Rules.  The announcement indicated that Royalty Pharma would pay $11.00 per share, subject to the significant conditions described above, and would finance its $6 billion transaction through cash contributed by its web of hedge funds, as well as substantial debt financing.

43.           On March 6, 2013, Royalty Pharma announced that it remained interested in acquiring Elan on the terms set forth in the heavily conditional Possible Offer.

44.           Also on March 6, 2013, the Company responded to Royalty Pharma by noting that the “proposal” remained only a highly conditional and opportunistic indication of interest that sought to deprive shareholders of their right to realize the benefits of the Tysabri transaction as well as the value of Elan’s cash on hand and the opportunity to be generated by its future plans.

Elan Rejects Royalty Pharma’s Grossly Undervalued Tender Offer

45.           On April 3, 2013, the Irish Takeover Panel ruled that Royalty Pharma must announce an offer for Elan under Rule 2.5 of the Takeover Rules or announce that it would not proceed with an offer for Elan, by the later of May 10, 2013 or 10 business days after the close of Elan’s share repurchase program.

46.           On April 15, 2013, Royalty Pharma announced the terms of the heavily conditioned Initial Offer in accordance with Rule 2.5 of the Irish Takeover Rules.  Royalty Pharma advised the Initial Offer price to be:  (a) $12.00 per share (assuming a net cash right worth the maximum possible value of $1.00) if Elan’s repurchase program cleared at $11.75 or $12.00 per share, (b) at the Elan repurchase program clearing price if it cleared at $11.25 or $11.50 per share (assuming a net cash right worth the maximum possible value of $1.00), and (c) at $11.00 per share (assuming a net cash right worth the maximum possible value of $1.00) if the Elan share repurchase program price cleared at more than $12.00 per share.  The Initial Offer represented a maximum premium of only 13.2 per cent per share over the closing price of Elan’s shares on the NYSE on February 22, 2013, or less if Elan shareholders participated in the share repurchase program at a price other than Royalty Pharma’s preferred value of $11.75 or $12.00 per share.

47.           On April 18, 2013, Elan repurchased 88,888,888 shares (including shares in the form of ADSs) for $11.25 per share for an aggregate purchase price of $1 billion pursuant to the previously announced share repurchase self-tender offer.  That same day, Royalty Pharma issued an announcement noting that, pursuant to the results of the Dutch Auction, Royalty Pharma would be offering $10.25 per share to the shareholders, and a net cash right worth between $0.00 and $1.00 per share subject to the terms and conditions of the Initial Offer.

48.           On April 19, 2013, the Board met and discussed, considered and deliberated the Initial Offer.  The Board unanimously, and without reservation, rejected the Initial Offer as grossly undervaluing the Company.

49.           On April 22, 2013, Elan announced that the Board had determined that the offer made by Royalty Pharma substantially undervalued the Company and unanimously and without reservation recommended that its shareholders reject the Initial Offer.  According to Mr. Ingram, “The offer from Royalty Pharma grossly undervalues Elan’s current business platform and our future prospects.”  The Board was advised by its financial and legal advisors.

50.           On May 2, 2013, Royalty Pharma formally commenced its hostile Tender Offer by filing a Schedule TO with the SEC.  The Tender Offer effectively valued each share at $10.25 in cash; plus one net cash right per share with a value ranging from a minimum of $0.00 to a maximum of $1.00 determined pursuant to calculations based on the amount of Elan’s net cash.  The Tender Offer purported to provide Elan’s shareholders with a premium of only 6.1 per cent per share over the closing price of Elan’s shares on the NYSE on February 22, 2013.

51.           The Tender Offer was subject to numerous conditions including:

•
No proposed or actual transactions other than transactions between two or more members of the Elan Group, or the Tysabri Transaction, disposal, encumbrance or any other action with respect to Elan’s assets;

•
No resolutions being passed at shareholder meetings, or actions being taken, committed or proposed, up and until the Tender Offer becomes unconditional, that would be viewed as a “frustrating action” by the Irish Takeover Panel;

•
No changes to the Tysabri royalty agreement, including no sale or disposal of the royalty, no encumbrance entered over or in respect of the royalty, no amendment to the terms of the agreement, and no breach or threat of termination of its terms by either party;

•	Except pursuant to the Dutch Auction, after the Initial Offer, no member of the Elan Group having or attempting to purchase, redeem or repay any of its shares of Elan or make any change to its share capital, or make or propose any distribution or dividend other than bonus issues of shares, dividends or other distributions lawfully paid or made to another member of the Elan Group.  No amendments to the Dutch Auction except those considered “Permitted Amendments,” as described in the Schedule TO; and

•	The completion of due diligence and attendance at management meetings.

52.           In addition, the Tender Offer was subject to the 90 per cent Acceptance Condition that required that not less than 90 per cent of the outstanding shares (including shares in the form of ADSs) tender into the Tender Offer.  The purpose of the Acceptance Condition was to ensure that, upon completion of the tender offer, Royalty Pharma had the ability under Irish law to squeeze out any remaining shareholders.  This was essential to permit Royalty Pharma to eliminate the public shareholders and access Elan’s cash, assets and royalty streams to secure or pay off the acquisition debt, including the nearly $2 billion bridge loan, Royalty Pharma would receive as part of its acquisition financing.

53.           In particular, the Schedule TO disclosed that, ‘“as soon as it is appropriate and possible to do so . . . Royalty Pharma intends to cause Elan to apply for the cancellation of the listing and trading of the Elan Shares on the Irish Stock Exchange and of the Elan ADSs on the NYSE.”  The Schedule TO also indicated that the cancellation of the listing and trading of Elan’s shares would take effect “no earlier than 20 Business Days after either: (i) the date on which Royalty Pharma has, by virtue of shareholdings and valid acceptances of the Tender Offer, acquired or unconditionally agreed to acquire issued share capital carrying 75 per cent of the voting rights of Elan in circumstances where the Tender Offer has become unconditional in all respects; or (ii) the first date of issue of compulsory acquisition notices under Regulation 23 of the Irish Takeover Regulations, as applicable.”  The Schedule TO further stated that Royalty

Pharma intended to cause the deregistration of the Elan ADSs under the Exchange Act as soon as practicable and re-register Elan as a private company under the laws of Ireland.

54.           Thus, the Schedule TO explained that, with control over 75 per cent or more of the outstanding shares of Elan, Royalty Pharma intended to, as soon as practicable, delist the Company.  In addition, with at least 90 per cent of the outstanding shares of Elan, Royalty Pharma indicated that it intended to squeeze out the remaining shareholders pursuant to Regulation 23 of the Irish Takeover Regulations.

55.           The Schedule TO contained little or no information, as required by the federal securities laws, to be disclosed regarding Royalty Pharma’s plans in connection with the Company, its management, and its assets.  In this regard, the Schedule TO provided only that:

Royalty Pharma intends to carry out a review of the combined group’s operations.  Until such review occurs, Royalty Pharma cannot be certain what repercussions there will be on the management and employees of the combined group, or the location of Elan’s places of business or any redeployment of Elan’s assets.

56.           The Schedule TO provided an implausible explanation for the lack of detail: Royalty Pharma does not have a plan yet.  This explanation strains credulity in light of the billions of dollars at stake and Royalty Pharma’s long-time interest in acquiring Elan and the fact that – unlike Royalty Pharma, – Elan is a public company with transparent publicly available disclosures concerning its assets, businesses and finances.

57.           The Tender Offer had a deadline for Elan’s shareholders to tender of May 31, 2013, subject to possible extension.

58.           On May 15, 2013, Elan filed a solicitation/recommendation statement on Schedule 14D-9 in which it published a letter from the Board to the shareholders containing the Board’s recommendation that the shareholders reject the Tender Offer because, inter alia, the Tender Offer significantly undervalued the Company, the Tender Offer was highly confusing, and Royalty Pharma was seeking to capture any and all further Elan growth for the sole benefit of Royalty Pharma’s limited partners.  In particular, the Board determined that the Tender Offer grossly undervalued the Company’s current cash flow, business and financial platform and future business opportunities, and was not in the tactical or strategic interest of the shareholders.

Elan Announces The Strategic Transactions

59.           On May 13, 2013, Elan announced that it had entered into a royalty participation agreement with Theravance, Inc., in which Elan purchased a 21 per cent participation interest in potential future royalty payments related to four respiratory programs partnered with GlaxoSmithKline plc  in exchange for a one-time cash payment of $1 billion.  In addition, Elan announced a dividend policy in which 20 per cent of the payments received by Elan in connection with the four respiratory products would be paid directly to shareholders as a dividend pass through in twice yearly installments.

60.           In accordance with the Irish Takeover Rules that require shareholder approval of certain transactions during the pendency of a takeover offer, Elan announced that it would convene an Extraordinary General Meeting (the “EGM”) in connection with the proposed Theravance transaction to obtain shareholder approval.

61.           On May 20, 2013, Elan announced a series of additional proposed transactions designed to transform and advance the Company (together with the Theravance transaction, the “Strategic Transactions”).  The Strategic Transactions include (i) the $340 million acquisition of 100 per cent of AOP Orphan Pharmaceuticals, a private company headquartered in Vienna, Austria, that focuses on rare and orphan diseases, (ii) the transfer of Elan’s interest in ELND005, a drug being developed for the treatment of Alzheimer’s disease, to Speranza Biopharma Limited in exchange for certain royalty payments and the retention of certain commercial rights, and (iii) a share repurchase program of up to $200 million. Elan announced that the Strategic Transactions would be subject to shareholder approval at an EGM to be convened on June 17, 2013. 1

62.           At the same time, Elan announced the $40 million acquisition of a minority interest in Newbridge Pharmaceuticals, a private start-up specialty pharmaceutical company, headquartered in Dubai, UAE, that focuses on Africa and the Middle East.

Elan Rejects Royalty Pharma’s Grossly Undervalued Revised Tender Offer, Which Fails
To Disclose Royalty Pharma’s Future Intentions As Required By The Federal Securities
Laws

63.           On May 20, 2013, Royalty Pharma announced that it was making a revised proposal to acquire all of the outstanding stock of the Company for a per share price of $12.50 which would take the form of the Revised Tender Offer.  On May 23, 2013, Royalty Pharma filed the Amended Schedule TO with the SEC setting forth the terms of the Revised Tender Offer.  The Revised Tender Offer continued to grossly undervalue the Company at an unacceptably low 17.9 per cent premium over the closing price of Elan’s shares on the NYSE on February 22, 2013 (and only a 7 per cent premium over the closing price of Elan’s shares on the NYSE on May 17, 2013).

64.           The Amended Schedule TO disclosed that the Revised Tender Offer would be financed, in part, by (i) an acquisition facility of up to $3.88 billion under an acquisition credit agreement between RPI Finance Trust (“RPIFT”), Royalty Pharma Collection Trust, Echo Acquisition Lux Two Sarl (“LuxCo Two”), Echo Acquisition Lux Two Sarl (“LuxCo Three”), Echo Pharma, Bank of America, N.A. (“Bank of America”) and JPMorgan Chase Bank, N.A. (“JPMorgan”) (the “Acquisition Credit Loan”), and (ii) a loan of up to $1.95 billion under a bridge loan credit agreement between Royalty Pharma Investments, LuxCo Two,

1 On June 3, 2013 the Irish High Court temporarily enjoined Royalty Pharma’s misleading efforts to solicit proxies for the EGM to vote against the Strategic Transactions.

LuxCo Three, Echo Pharma, Bank of America and JPMorgan (the “Bridge Loan”).  LuxCo Two and LuxCo Three are subsidiaries of the Feeder Funds and are the direct and indirect parents of Echo Pharma.  Under the Acquisition Credit Loan, Bank of America and JPMorgan agreed to make term loans up to an aggregate principal amount of up to $3.88 billion that mature in six years after the date of funding.  The term loans under the acquisition credit agreement bear interest at a floating rate or rates based on LIBOR plus a margin of 3 per cent annually or Bank of America’s base rate plus a margin of 2 per cent annually.  If Royalty Pharma acquires all of Elan’s shares, Royalty Pharma agreed to have Elan and its subsidiaries guarantee the Acquisition Credit Loan and to secure such guarantees with security over substantially all of their assets.  Royalty Pharma also disclosed that RPIFT will seek as promptly as practicable to cause cash flows from the Tysabri royalty to be assigned as security under the acquisition credit agreement.

65.           Under the Bridge Loan, Bank of America and JPMorgan agreed to make term loans in an aggregate principal amount of up to $1.95 billion for the purpose of financing the Revised Tender Offer with a maturity date six months after the funding date.  The term loans under the bridge credit agreement bear interest at a floating rate or rates based on LIBOR or Bank of America’s base rate plus a margin of (i) for the period up to 30 days after the funding date, 2 per cent annually for loans that bear interest on the base rate and 3 per cent annually for loans that bear interest on LIBOR, (ii) for the period 31 – 90 days after the funding date, 4 per cent annually for loans that bear interest on the base rate and 5 per cent annually for loans that bear interest on LIBOR, and (iii) thereafter at 8 per cent annually for loans that bear interest on the base rate and 9 per cent annually for loans that bear interest on LIBOR.  If Royalty Pharma acquires all of Elan’s shares, Royalty Pharma disclosed that RPIFT will seek as promptly as practicable to use cash of Elan and its subsidiaries to repay the Bridge Loan.

66.           Thus, Royalty Pharma disclosed that it would be borrowing more than $5 billion of the $6.4 billion offering price, and that nearly one third of that money would need to be repaid within three months or the interest rate would rise to between 8 and 9 per cent over Bank of America’s base rate or LIBOR.

67.           In the event that the Revised Tender Offer is successful, but that Royalty Pharma does not acquire all of Elan’s shares, Royalty Pharma disclosed, in a single sentence in Appendix III to the Amended Schedule TO, that it “will seek to utilize dividends paid by Elan to repay the loans under the Bridge Credit Agreement.”

68.           Significantly, though the Revised Tender Offer was ostensibly subject to the same Acceptance Condition that required that Royalty Pharma receive acceptances of at least 90 per cent of the outstanding shares of Elan, the Amended Schedule TO disclosed that Royalty Pharma would “waive-down,” or reduce, the Acceptance Condition from 90 per cent of shares (including shares in the form of ADSs) to 50 per cent plus one share subject to the conditions that (i) the Board recommend that the Theravance transaction be approved by the shareholders at the EGM, (ii) the Board not withdraw, modify or alter the recommendation without the consent of Theravance, and (iii) all other conditions to the Revised Tender Offer having been satisfied or waived, including a condition, newly-announced on May 20, 2013, that Elan shareholders reject all of the Strategic Transactions at the EGM.

69.           Thus, while ostensibly seeking all shares, Royalty Pharma committed itself to accept a considerably lower amount:  a bare majority of Elan’s issued and outstanding shares, creating the real possibility that Royalty Pharma and its secretive hedge funds, would gain control of Elan and become the de facto partner of its remaining public shareholders.

70.           The Amended Schedule TO does not set forth any details with respect to Royalty Pharma’s future intentions with respect to the Company as a publicly traded entity with a large number of minority shareholders, including with respect to the Company’s strategy, management, and assets.  Rather, the Amended Schedule TO contains the same impermissibly vague and ambiguous misrepresentations provided in the Schedule TO:

Royalty Pharma intends to carry out a review of the combined group’s operations.  Until such review occurs, Royalty Pharma cannot be certain what repercussions there will be on the management and employees of the combined group, or the location of Elan’s places of business or any redeployment of Elan’s assets.

71.           The Amended Schedule TO repeats Royalty Pharma’s refrain that the filing does not set forth any details of Royalty Pharma’s plans because it has yet to formulate a plan for what to do with its new acquisition.  It beggars belief that Royalty Pharma could proceed with a $6.4 billion hostile acquisition and not have any plan in place with respect to the disposition of the Company, its management and its assets following the takeover or that two well-respected banks would loan, collectively almost $6 billion to an acquirer that has not thought through its plans for a post-acquisition Elan.  In particular, in the event that Royalty Pharma waives-down the Acceptance Threshold to 50 per cent plus one and completes the Revised Tender Offer with a sizeable number of minority shareholders, the Amended Schedule TO fails to disclose and misrepresents the following material information:

•	Royalty Pharma’s strategic plan for the Company, its management and its assets;

•	What exactly Royalty Pharma means by its vague intention to “rationalize” the Board, including the identity and background of any directors that Royalty Pharma would propose to seat;

•
Whether Royalty Pharma will take steps, such as share repurchase programs, to allow it to initiate a program of compulsory acquisition of outstanding Elan shares, the delisting and cancellation of trading of the Company’s shares (and ADSs) on the Irish Stock Exchange and the NYSE, de-registration of the Elan ADSs under the Exchange Act, and the re-registration of the Company as a private company under the laws of Ireland;

•	The timing and size of the dividend that Royalty Pharma will cause to be issued to repay the Bridge Loan;

•	Whether Royalty Pharma has any other plans to cause Elan to make dividends, or to terminate previously-announced dividend policies, and at what time and size;

•	Whether Royalty Pharma has any plans or designs to sell Elan’s assets or cause Elan to take on additional debt, to repay the Bridge Loan or otherwise;

•	That the Feeder Funds control Echo Pharma, are themselves under the control of RP Management, and are members of the bidding group;

•
Meaningful information regarding Royalty Pharma’s corporate structure and sources of capital, including the limited partners and structure of the Feeder Funds and whether the Feeder Funds invest into a master fund; and

•	Who and which entity would control and act as the majority owner of Elan as a public company.

72.           Indeed, Royalty Pharma does not disclose at all that, as a matter of Irish law, it will have broad power to declare dividends to pay off the billions of dollars it is borrowing to acquire Elan and does not disclose the broad powers it will have to borrow money or dispose of assets.

73.           Royalty Pharma’s lone anemic reference in the Amended Schedule TO to the ability to use dividends to repay its acquisition debt is simply insufficient.  Nowhere does Royalty Pharma disclose when or how large a dividend it will pay itself.  Nowhere does it advise Elan’s shareholders what will become of their investment once Royalty Pharma strips Elan of its cash reserves, borrows money or pledges or sells assets for its own ends.

74.           Nor does Royalty Pharma provide any disclosure concerning the web of shadowy foreign investors that will become the de facto business partners of Elan’s remaining public shareholders.  Royalty Pharma nowhere discloses who these funds’ true investors are or where their money comes from.  Indeed, in plain violation of the requirements of Schedule TO, see Schedule TO, Royalty Pharma does not even disclose that its hedge funds would become control persons of Elan.

75.           Accordingly, Elan’s shareholders are left entirely in the dark concerning the future of Elan and have been deprived of the very information the Williams Act requires to ensure that shareholders are fully informed regarding tender offers for their shares.

76.           By failing to include and misrepresenting this basic and material information, Royalty Pharma has ensured that the shareholders of Elan are unable to make an informed and knowledgeable decision on the Revised Tender Offer.

77.           Though the Revised Tender Offer was subject to an extended closing date of June 6, 2013, Royalty Pharma has reserved the right to further extend the initial offer period through July 1, 2013.  In addition, once the conditions to the Revised Tender Offer are deemed satisfied by Royalty Pharma or waived, shareholders will have another 14 days to consider and accept the Revised Tender Offer during a subsequent offer period.

78.           On May 23, 2013, Elan announced that the Board, after careful review and consideration and with the assistance of management and its outside financial and legal advisors, had determined that the Revised Tender Offer substantially undervalued the Company.  The Board unanimously and without reservation rejected the Revised Tender Offer.

79.           Commenting on May 23, 2013, Mr. Ingram stated that “The Revised Tender Offer from Royalty Pharma continues to grossly undervalue our company’s current business platform and our future prospects.  This offer is no more than an opportunistic attempt to acquire our company at a substantial discount at our Shareholders’ expense.  Put simply, for Royalty Pharma to win, you our Shareholders must lose.”

80.           As with the Tender Offer, the Revised Tender Offer grossly undervalues the Company’s current cash flow, business and financial platform and future business opportunities.  In particular, Mr. Ingram noted that acceptance of the Revised Tender Offer would (i) deprive shareholders of the opportunity to realize and participate in the value and growth opportunity presented by the Strategic Transactions, (ii) allow Royalty Pharma to purchase the Tysabri asset at a discount and block the addition of valuable long term assets, and (iii) capture all future Elan growth for the sole benefit of Royalty Pharma’s limited partners.

81.           Nonetheless, because of Royalty Pharma’s material misrepresentations and omissions and failure properly to disclose its plans with respect to the Company, its management, and its assets, Elan’s shareholders are faced with and potentially coerced into a Hobson’s choice of tendering their shares or facing the dangerous and unknown consequences of remaining shareholders in a company controlled by a “financial buyer” (i) without a disclosed business plan and no information concerning who it will select to direct and manage Elan and (ii) who will, upon completion of the tender offer have the power to strip Elan of assets or burden it with debt in order to fund extraordinary dividends to permit the buyers to pay off their acquisition debt; and (iii) that may force the company into delisting and deregistration through an undisclosed strategy to go private.  The effect, absent corrective disclosure, will be to stampede uncertain investors to accept Royalty Pharma’s inadequate price rather than face the uncertainty engendered by Royalty Pharma’s opaque partial tender offer.

IRREPARABLE HARM

82.           Due to the Defendants’ failure to provide Plaintiff and the Company’s shareholders with the complete and accurate information that is required by law, Plaintiff and its shareholders are being irreparably harmed in the following respects:

(a)           Elan’s shareholders are being deprived of the opportunity to meaningfully evaluate the Revised Tender Offer and make an informed decision based on all material information on the Revised Tender Offer;

(b)           Elan’s shareholders that do not want to tender are faced with a possibility that they may unexpectedly be deprived of the future opportunity to freely and voluntarily liquidate their shares should Royalty Pharma engage in an undisclosed program of compulsory acquisition, delisting and cancellation of trading, and de-registration, and thus be coerced into tendering;

(c)           Elan’s shareholders will be deprived of the opportunity to realize the Company’s planned future growth and return of capital that instead will be siphoned to Royalty Pharma’s limited partners; and

(d)           It will be impossible to return Elan’s shareholders, and the Company, to the pre-tender offer status quo.

CAUSES OF ACTION COUNT ONE

COUNT ONE

(For Injunctive Relief For Violations of Section 14(d) Of The Exchange Act, Item 6 Of Schedule TO And Items 1006(c)(l)-(7) Of Regulation M-A Against All Defendants)

83.           Plaintiff repeats and realleges the allegations in paragraphs 1 to 82 of the Complaint as if fully set forth herein.

84.           Defendants have made a tender offer to acquire all of the issued shares of Elan, including those shares represented by Elan ADSs.  Defendants are therefore subject to the disclosure obligations set forth in Section 14(d) of the Exchange Act and the rules and regulations promulgated thereunder.

85.           Section 14(d)(l) of the Exchange Act provides in part that:

It shall be unlawful for any person, directly or indirectly, by use of the mails or by any means or instrumentality of interstate commerce or of any facility of a national securities exchange or otherwise, to make a tender offer for, or a request or invitation for tenders of, any class of any equity security which is registered pursuant to section 78l of this title . . . if, after consummation thereof, such person would, directly or indirectly, be the beneficial owner of more than 5 per centum of such class, unless at the time copies of the offer or request or invitation are first published or sent or given to security holders such person has filed with the Commission a statement containing such of the information specified in section 78m(d) of this title, and such additional information as the Commission may by rules and regulations prescribe as necessary or appropriate in the public interest or for the protection of investors.  All requests or invitations for tenders or advertisements making a tender offer or requesting or inviting tenders of such a security shall be filed as a part of such statement and shall contain such of the information contained in such statement as the Commission may by rules and regulations prescribe.  Copies of any additional material soliciting or requesting such tender offers subsequent to the initial solicitation or request shall contain such information as the Commission may by rules and regulations prescribe as necessary or appropriate in the public interest or for the protection of investors, and shall be filed with the Commission not later than the time copies of such material are first published or sent or given to security holders.

86.           In addition, Item 6 of Schedule TO (17 C.P.R. § 240.14d-100) and Items 1006(c)(l) through (7) of Regulation M-A provide that Defendants must describe in their Schedule TO, as amended, relating to their tender offer: “any plans, proposals or negotiations that relate to or would result in:”

(1) Any extraordinary transaction, such as a merger, reorganization or liquidation, involving the subject company or any of its subsidiaries;

(2) Any purchase, sale or transfer of a material amount of assets of the subject company or any of its subsidiaries;

(3) Any material change in the present dividend rate or policy, or indebtedness or capitalization of the subject company;

(4) Any change in the present board of directors or management of the subject company, including, but not limited to, any plans or proposals to change the number of the term of directors or to fill any existing vacancies on the board or to change any material term of the employment contract of any executive officer;

(5) Any other material change in the subject company’s corporate structure or business, including, if the subject company is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote would be required by Section 13 of the Investment Company Act of 1940 ([15 U.S.C. § 80a-13]);

(6) Any class of equity securities of the subject company to be delisted from a national securities exchange or cease to be authorized to be quoted in an automated quotations system operated by a national securities association;

(7) Any class of equity securities of the subject company becoming eligible for termination of registration under section 12(g)(4) of the Act ([15 U.S.C. § 781]) . . .

17 C.F.R. § 229.1006(c)(1)-(7).

87.           Defendants have violated their disclosure obligations under Section 14(d)(l), Item 6 of Schedule TO and Items 1006(c)(l) through (7) of Regulation M-A by failing to provide Plaintiff and Elan shareholders with material information concerning their plans for Elan if their Revised Tender Offer is successful.

88.           In that regard, Defendants’ disclosures regarding their future plans for Elan are incredibly vague, and plainly do not satisfy the requirements set forth in Section 14(d)(l), Item 6 of Schedule TO and Items 1006(c)(l) through (7) of Regulation M-A.  While Defendants assert that they currently “ha[ve] limited information with which to formulate a plan with respect to the operations of Elan,” that assertion does not excuse Defendants from satisfying their obligations under the federal securities law.  Defendants’ assertion is also wholly implausible, given that they have committed to spend billions of dollars to acquire control of Elan.

89.           In particular, Defendants’ Amended Schedule TO fails to disclose or describe, as required by Item 1006(c) of Regulation M-A, any plans or proposals that may result in: (1) an “extraordinary corporate transaction” such as a merger, reorganization or liquidation involving Elan or any of its subsidiaries (17 C.F.R. § 229.1006(c)(l )); (2) the sale or transfer of a material amount of Elan’s assets or any of its subsidiaries, including with respect to Defendants’ plan to repay the Bridge Loan (17 C.F.R. § 229.1006(c)(2)); (3) a material change in Elan’s present dividend rate or policy, or indebtedness or capitalization of the Company, including with respect to Defendants’ specific plan to repay the Bridge Loan (17 C.F.R. § 229.1006(c)(3)); (4) any change in the present Board and management of Elan, including the specifics of Defendants’ vague plans to “rationalize” the Board, and whether Defendants intend to change any material term of the employment contract of any executive officer (17 C.F.R. § 229.1006(c)(4)); (5) any material change in Elan’s corporate structure or business, including any plan to take the Company private in the event that Royalty Pharma emerges from the Revised Tender Offer with a bare majority of control (17 C.F.R. § 229.1 006( c)(5)); (6) any plan to delist the Company in the event that Royalty Pharma emerges from the Revised Tender Offer with a bare majority of control (17 C.F.R. § 229.1006(c)(6)); and (7) any plan to deregister the Company in the event that Royalty Pharma emerges from the Revised Tender Offer with a bare majority of control (17 C.F.R. § 229.1006(c)(7)).

90.           As a result of Defendants’ violations of Section 14(d) and the rules and regulations promulgated thereunder, Elan’s shareholders will be forced to make a decision on whether or not to tender their shares to Defendants without the information they are entitled to by law.  Defendants’ conduct is particularly egregious in light of their decision to reduce the acceptance threshold for their Revised Tender Offer from 90 per cent to just over 50 per cent (i.e., a bare majority) of Elan’s shares.  As a result of this reduction, Elan’s shareholders who do not tender their shares face the real possibility that they will be left holding shares in an enterprise controlled by Defendants with no clear exit strategy.

91.           Elan’s shareholders will suffer irreparable harm if they are forced to respond to Defendants’ tender offer without the benefit of all of the information required to be disclosed by Section 14(d)(l), Schedule TO and Regulation M-A.

92.           As a result of the foregoing, Elan seeks an order requiring Defendants to make full and accurate disclosures regarding their future plans for the Company, including with respect to its management and assets, so that Elan shareholders can make an informed decision as to whether to tender their shares.

93.           The corrective disclosures must be transmitted to the public sufficiently far in advance of the closing date of the Revised Tender Offer to allow Elan’s shareholders an adequate opportunity to digest this new information.  In addition, discovery is necessary in order to ensure that Defendants’ corrective disclosures are complete, accurate and credible.

COUNT TWO
(For Declaratory Relief Pursuant To 28 U.S.C. § 2201 Against All Defendants)

94.           Plaintiff repeats and realleges the allegations in paragraphs 1 to 93 of the Complaint as if fully set forth herein.

95.           An actual and ripe controversy exists between the parties in that Defendants have made a tender offer for all of the issued shares of Elan (including those shares represented by Elan ADSs), and Defendants’ Amended Schedule TO materially misrepresents and fails to disclose several categories of material information that are required to be disclosed under Section 14(d)(l) of the Exchange Act, Item 6 of Schedule TO and Items 1006(c)(l) through (7) of Regulation M-A.  Defendants have accordingly violated shareholders’ rights to receive full and accurate information concerning Defendants’ Revised Tender Offer.

96.           The closing date for Defendants’ Revised Tender Offer is scheduled to occur on June 6, 2013.  If Defendants’ material misrepresentations and omissions are left uncorrected, shareholders will be forced to decide whether to tender their shares to Defendants without complete and accurate information regarding Defendants’ future plans for Elan (if their Revised Tender Offer is successful).

97.           As a result of the foregoing, Elan seeks an order declaring that Defendants’ Revised Tender Offer contains material misrepresentations and omits material information required to be disclosed under Section 14(d)(l), Schedule TO and Regulation M-A.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff respectfully requests that the Court enter judgment against Defendants as follows:

1.           Declaring that Defendants’ Revised Tender Offer and Amended Schedule TO contained material misrepresentations and failed to disclose material information regarding its future plans for Elan in violation of Section 14(d) of the Exchange Act, Schedule TO and Regulation M-A;

2.           Directing Defendants to make a full and complete corrective disclosure in connection with the Revised Tender Offer and Amended Schedule TO by June 14, 2013;

3.           Ordering Defendants to extend their tender offer until June 30, 2013 to permit holders of Elan securities to digest their amended disclosures.

4.           Enjoining Defendants from taking any further steps to consummate the Revised Tender Offer and from purchasing Elan ordinary shares or Elan ordinary shares in the form of ADSs until Defendants have complied with the Court’s direction and have made full and complete corrective disclosures, including giving Elan’s shareholders at least 14 days in order to review and consider the corrective disclosure;

5.           Awarding Plaintiff the costs and disbursements of this action, including reasonable attorneys’ and experts’ fees; and

6.           Granting Plaintiff such other and further relief as this Court may deem just and proper.

Dated: June 3, 2013

Respectfully submitted,

/s/ Gregory A. Market
Gregory A. Markel Martin L Seidel CADWALADER, WICKERSHAM & TAFT LLP One World Financial Center New York, New York 10281 Attorneys for Plaintiff Elan Corporation, plc